EXHIBIT A

         Attached hereto as Exhibit A is the Letter filed with the Comision Nacional de Valores ("CNV") dated December 13, 2002 relating to the withholding of interest payments due December 15, 2002 on the Notes due December 15, 2003.

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                                                                       EXHIBIT A
                                                                Banco Rio [Logo]



                                                 Buenos Aires, December 13, 2002

Comision Nacional de Valores
Issuers Department

                                Ref.: Expte. N(degree)900/1993 BANCO RIO DE LA PLATA S.A. - Class IV Notes -
                                US$250,000,000 - Section 3 Chapter XXI CNV Regulations

Ladies and Gentlemen,

As previously informed to the CNV, Banco Rio de la Plata S.A. has launched on November 25, 2002 an Exchange Offer (the "Exchange Offer") for any and all of the outstanding 8.75% Class IV Negotiable Obligations due December 15, 2003 (the "Notes") and, as it is provided in the terms and conditions of the Exchange Offer, payment of interest due December 15, 2002 has been postponed. Additionally, we inform you that the Exchange Offer will close within the cure period established for the payment of said due interest under the Notes.


                                                   Yours sincerely,



                                                   Percy Bayley
                                                   Authorized Representative

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